UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2021

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F                   X                            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                         No                 X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                         No                 X

Press release

01.29.2021

BBVA earns €1.32 billion in 4Q20, its best quarterly result in two years

BBVA earned €1.32 billion between October and December, its highest quarterly result over the past two years. In 2020 BBVA helped three million clients affected by the pandemic, with about €63 billion in government-backed credit lines and loan deferrals. The sale of the U.S. subsidiary will provide some €8.5 billion in capital to grow in a profitable way across its footprint and increase shareholder distributions. BBVA will make a gross cash payment of €0.059 per share against 2020 earnings, and expects to resume its shareholder distribution policy in 2021 with a payout of 35-40 percent of profits. Additionally, the bank is targeting a buyback of about 10 percent of the Group’s shares, after the close of the sale of the U.S. franchise. All this subject to market conditions and the required approvals.

01.29.2021

In 2020 BBVA’s results improved as the year progressed. For the full year, operating income fell 2.7 percent with net attributable profit standing at €3.08 billion excluding one-offs, a -36.1 percent decline as a result of provisions recorded mostly in the first half of the year due to the pandemic. Including one-offs -the €2.08 billion goodwill adjustment in the U.S. in 1Q20 and the net capital gains of €304 million on the sale of its non-life insurance business in Spain to Allianz recorded in 4Q20-, the Group’s net attributable profit stood at €1.31 billion (-62.9 percent).

In order to offer a better comparison for each line of the account, variations hereafter are shown at constant exchange rates.

At the top of the income statement, it is worth noting the strength of the net interest income, which grew 3.6 percent in 2020 to €16.8 billion. In 4Q20, this line grew 1.4 percent compared to the same period of 2019, to €4.04 billion. Income from net fees and commissions added €4.62 billion to the Group’s year-end earnings (-0.4 percent yoy). Between October and December, net fees and commissions increased 2.2 percent yoy, to €1.17 billion. As a whole, recurring revenues – net interest income plus fees and commissions – grew 2.7 percent in the year.

The Group’s net trading income (NTI) grew 37.6 percent yoy to €1.69 billion, driven mainly by exchange rate hedging gains recorded under the Corporate Center, and the increase in earnings generated during the year by the business areas.

Gross income grew 4.5 percent yoy in 2020 to €22.97 billion on the back of a solid revenue performance. It declined 3.2 percent yoy to €5.27 billion in 4Q20, as a result of a drop in NTI in this period.

The implementation of cost containment plans across all areas throughout the year contributed to reduce operating expenses by 2.6 percent in 2020, to €10.76 billion – below the average inflation rate in BBVA’s footprint, which stood at 4.2 percent. The performance of operating expenses and the positive recurring revenue trends allowed the Group to deliver positive jaws and improve the efficiency ratio, which stood at 46.8 percent, 342 basis points below the 2019 ratio, and significantly better than the efficiency ratio of its comparable EU peer group (63.7 percent). Between October and December, operating expenses fell 2.7 percent yoy, to €2.67 billion.

Operating income stood at €12.22 billion in 2020, up 11.7 percent yoy driven by the resilience of recurring revenues in combination with cost containment efforts. In 4Q20, this item reached €2.59 billion (-3.7 percent yoy).

BBVA’s net attributable profit stood at €3.08 billion in 2020 excluding one-offs, down 27.2 percent vs the previous year due to the effort to anticipate impairments and provisions in the first half of the year. Taking into account the negative impact of the goodwill adjustment in the U.S. recorded in 1Q20 and the capital gains on the sale of the non-life insurance business to Allianz, BBVA earned €1.31 billion (-55.3 percent yoy). In 4Q20, profit—excluding one-offs—was €1.02 billion (+4.9 percent yoy). Including the capital gains from the Allianz transaction, it reached €1.32 billion.

01.29.2021

As for shareholder distributions, the bank plans to propose to its governing bodies a gross cash payment of €0.059 per share against 2020 earnings. This proposal is in line with the recommendation from the supervisor and it is the maximum amount allowed, as it represents 15 percent of the 2020 profits1. Regarding distributions against 2021 earnings, BBVA intends to return to its previous policy2 of a cash payout of 35-40 percent of yearly profits in dividends. Additionally, the bank is targeting a a buyback of around 10 percent of the Group’s shares3, once the sale of the U.S. subsidiary is closed.

In 2020, the tangible book value per share plus dividends closed the year at €6.21, the year’s highest level. BBVA also leads European banks in terms of profitability, with ROE and ROTE standing at 6.9 percent and 7.8 percent respectively, excluding one-offs. The average ROTE for comparable competitors is about 4.5 percent.

The fully loaded CET 1 capital ratio stood at 11.73 percent at the end of December, 21 basis points above the September level. BBVA has decided to increase its capital target, setting a range between 11.5 and 12 percent. The agreement to sell BBVA’s U.S. subsidiary places the pro-forma fully loaded CET1 ratio at 14.58 percent at the end of December.

Cost of risk continued improving over the course of the year, following front-loaded provisions in 1H20 related to the pandemic. At the end of the year, the ratio stood at 1.51 percent (at the lowest end of the range expected by the bank of 1.50 to 1.60 percent), compared to the 2.57 percent peak in March. The NPL and NPL coverage ratios closed the year at 4.0 percent and 81 percent, respectively.

As for the balance sheet and activity, the quarterly gross figure for loans and advances to customers closed at €378.14 billion, up 3.5 percent from the previous year. Customer funds stood at €512.10 billion as of December 2020, up 11.9 percent.

The new strategy takes off

BBVA’s strategic priorities have proven critical against the current backdrop to successfully harness the trends that have gained traction in the financial industry.

The bank has focused on advising customers on their transition toward a sustainable future. In wholesale banking, BBVA is one of the most active institutions in sustainable finance, with €11 billion in green loans and sustainable bonds. Furthermore, in 2020 BBVA launched a number of sustainable products for all

1 Includes dividend accrual of 5.9 euro cents per share (gross) payable in April 2021, subject to shareholders and supervisors approval. Calculated as the 15 percent payout over 2020 results, excluding goodwill impairments, the capital gains from the joint venture with Allianz and AT1 coupons.

2 Subject shareholders and supervisors approval.

3 Any potential repurchase of shares would, at the earliest, take place after the expected close of the BBVA USA transaction in mid 2021. Any decision on a repurchase of ordinary shares would (i) require certain shareholders resolutions and supervisors approval and the lifting of the ECB recommendation of distributions to shareholders, and (ii) take into consideration share prices, among other factors.

01.29.2021

segments, including mortgages for energy-efficient homes, loans for the acquisition of electrical and hybrid vehicles, or One View, a solution that allows businesses to get an estimate of their greenhouse gas emissions. As of the end of 2020, BBVA had mobilized about €50 billion in sustainable finance deals, half the amount of the 2018-2025 €100-billion pledge to fight climate change and promote inclusive growth. In 2020, BBVA rose to first place among European banks in the Dow Jones Sustainability Index (DJSI), which measures the performance of the biggest companies by market capitalization in economic, environmental and social issues. The bank also ranks third worldwide among banks.

The bank added a total of 7.3 million new customers in 2020, of which 2.4 million are new digital customers (56 percent more than the ones gained in 2019). The bank’s digital customer base stood at 37 million, up 16 percent compared to 2019. Mobile customers grew 20 percent in the year, to 34.5 million. These figures reveal the extent to which the pandemic has been a key driver in digitization, a trend which has reinforced BBVA’s strategy as a pioneer in the sector for over a decade. Digital sales accounted for 64 percent of total units and 48.7 percent in terms of value, compared to 57.7 percent and 41.9 percent, respectively, as of 2019 year-end.

Business Areas

In Spain, lending in 4Q20 grew 0.8 percent yoy on the back of activity in corporate banking and SME segments, which were supported by the government-backed lending scheme. Customer funds grew 8.1 percent yoy, bolstered by growth in demand deposits (+15.8 percent). As for the P&L account, it is worth noting the increase of net fees and commissions (+2.9 percent) and the decline in operating expenses (-6.6 percent), which propelled operating income by 4.7 percent yoy. With impairments on financial assets and provisions factored in, the net attributable profit for the year stood at €606 million, down 56.3 percent. The cost of risk improved throughout the year, following a first half impacted by the pandemic, closing the year at 0.67 percent. The NPL ratio improved to 4.27 percent from 4.44 percent at 2019 year-end. BBVA also boasts a leading coverage NPL ratio, which increased to 66.8 percent at the end of the year, compared to 59.7 percent a year earlier.

In the United States, lending activity remained stable in the year. It is worth noting the growth rate in the corporate and business banking segment (+7.5 percent), spurred by the government’s stimulus schemes, which helped offset the drops in other segments. Customer deposits increased 13.1 percent driven by demand deposits (+26.4 percent). In the P&L account, gross income remained unchanged compared to the previous

01.29.2021

year, although there was a significant growth in net fees and commissions (+5.5 percent) and NTI (+31.8 percent), which offset the drop in net interest income (-2.6 percent). Operating income increased 4.4 percent in 2020, thanks to lower operating expenses (-2.8 percent). The area earned €429 million, down 25.5 percent from the previous year, due to the impairments on financial assets and loan-loss provisions. The cost of risk ended at 1.18 percent at the end of December. The NPL coverage rate stood at 84.0 percent, and the NPL ratio, at 2.06 percent.

In Mexico, lending activity remained stable in the year (-0.6 percent), with significant growth in mortgages (+7.4 percent) and the public sector (+19.5 percent). Customer deposits grew 10.5 percent, driven by demand deposits (+17.3 percent) and investment funds (+4.4 percent). In the P&L account, gross income remained stable during the year (-0.5 percent). Operating income declined by 1.1 percent, with a slight increase in operating expenses (+0.7 percent). The area’s attributable profit stood at €1.76 billion, down 25.8 percent compared to the previous year. The cost of risk had a favorable performance throughout the year, following a first half impacted by COVID-19-related provisions. It ended the year at 4.02 percent. The NPL coverage ratio stood at 122.1 percent and the NPL ratio, at 3.33 percent.

In Turkey, lending in local currency grew significantly (+33.6 percent)—driven by growth in the commercial and consumer segments, while loans in foreign currency declined 5.4 percent. Customer deposits in local and foreign currencies grew 25.5 percent and 7.9 percent, respectively. Net interest income increased 25.2 percent in the year. The extraordinary performance of the operating income (+35.6 percent) was driven by the solid results in terms of net interest income, NTI and cost containment efforts. The attributable profit in 2020 grew to €563 million, up 41 percent. The cost of risk in the year reached 2.13 percent. The NPL and NPL coverage ratios closed at 6.58 percent and 79.9 percent in December, respectively.

In South America, lending activity increased 12.6 percent

in the year. It is worth highlighting the performance of the wholesale portfolio, as a result of higher drawdowns of credit facilities by businesses amid the health crisis. Customer deposits grew 23.3 percent. Net interest income increased 0.9 percent, while operating expenses rose 2.8 percent. The area’s attributable profit, after impairments on financial assets and provisions, stood at €446 million, down 22.6 percent compared to 2019. The cost of risk for the year reached 2,36% percent, while the NPL ratio stood at 4.4 percent and the NPL coverage ratio closed at 110 percent.

01.29.2021

		Change 2020/2019
BBVA Group (€m)	2020	%	% constant
Net Interest Income	16,801	-7.3	3.6
Net Fees and Commissions	4,616	-8.3	-0.4
Net Trading Income	1,692	22.3	37.6
Other Income & Expenses	-135	n.s.	n.s.
Gross Income	22,974	-6.1	4.5
Operating Expenses	-10,755	-9.6	-2.6
Operating Income	12,219	-2.7	11.7
Impairment on Financial Assets	-5,908	45.1	67.3
Provisions and Other Gains and Losses	-1,085	40.6	51.4
Income Before Tax	5,225	-32.3	-21.9
Income Tax	-1,385	-32.5	-22.4
Non-controlling Interest	-756	-9.3	13.0
Net Attributable Profit (ex·BBVA USA goodwill impairment and Corporate Operations)	3,084	-36.1	-27.2
Corporate Operations	304	n.s.	n.s.
BBVA USA goodwill impairment	-2,084	58.1	58.1
Net Attributable Profit (reported)	1,305	-62.9	-55.3

		Change 4Q20/4Q19
BBVA Group (€m)	4Q20%		% constant
Net Interest Income	4,038	-14.2	1.4
Net Fees and Commissions	1,173	-9.1	2.2
Net Trading Income	213	-56.6	-46.0
Other Income & Expenses	-157	n.s.	n.s.
Gross Income	5,266	-17.7	-3.2
Operating Expenses	-2,674	-13.3	-2.7
Operating Income	2,593	-21.8	-3.7
Impairment on Financial Assets	-834	-28.7	-11.8
Provisions and Other Gains and Losses	-227	-38.6	-30.3
Income Before Tax	1,532	-13.9	7.4
Income Tax	-407	-5.4	17.8
Non-controlling Interest	-110	-40.7	-1.1
Net Attributable Profit (ex-BBVA USA goodwill impairment and Corporate Operations)	1,015	-12.7	4.9
Corporate Operations	304	n.s.	n.s.
Net Attributable Profit (reported)	1,320	n.s.	n.s.

01.29.2021

About BBVA

BBVA is a customer-centric global financial services group founded in 1857. The Group has a strong leadership position in the Spanish market, is the largest financial institution in Mexico, it has leading franchises in South America and the Sunbelt Region of the United States. It is also the leading shareholder in Turkey’s Garanti BBVA. Its purpose is to bring the age of opportunities to everyone, based on our customers’ real needs: provide the best solutions, helping them make the best financial decisions, through an easy and convenient experience. The institution rests in solid values: Customer comes first, we think big and we are one team. Its responsible banking model aspires to achieve a more inclusive and sustainable society.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: January 29, 2021
By: /s/ María Ángeles Peláez Morón

Name: María Ángeles Peláez Morón
Title: Authorized representative